UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

Commission File Number: 001-31940

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
F.N.B. Corporation
12 Federal Street
One North Shore Center
Pittsburgh, PA 15212

F.N.B. Corporation
Progress Savings 401(k) Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the plan administrator and plan participants of the F.N.B. Corporation Progress Savings 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP
We have served as the Plan’s auditor since 2015.

Pittsburgh, Pennsylvania
June 28, 2021

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Cash	$1,780	$96,566
Investments, at fair value:
Common collective trust fund	26,710,821	21,626,503
Mutual fund investments	250,342,997	211,299,255
F.N.B. Corporation common stock	67,151,647	68,096,041
Total	344,205,465	301,021,799
Receivables:
Employer contributions - cash	871,351	1,293,695
Notes receivable from participants	7,528,682	8,383,719
Total receivables	8,400,033	9,677,414
Net assets available for benefits	$352,607,278	$310,795,779
See accompanying notes to financial statements.

F.N.B. Corporation
Progress Savings 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2020 and 2019

	2020	2019
Investment income:
Dividend and interest income	$16,453,228	$12,705,114
Net appreciation in fair value of investments	11,734,646	46,170,576
Net investment income	28,187,874	58,875,690
Contributions:
Participant	22,586,455	20,676,449
Participant rollover	4,679,610	4,176,493
Employer - cash	16,158,057	15,375,042
Total contributions	43,424,122	40,227,984
Deductions:
Distributions to participants or beneficiaries	29,673,932	31,595,090
Administrative expenses	126,565	142,062
Total deductions	29,800,497	31,737,152
Net increase	41,811,499	67,366,522
Net assets available for benefits:
Beginning of year	310,795,779	243,429,257
End of year	$352,607,278	$310,795,779
See accompanying notes to financial statements.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
1. Description of Plan
The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a qualified 401(k) defined contribution plan, covering all eligible employees of F.N.B. Corporation (the Corporation), and eligible affiliates, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
All non-temporary employees are eligible to participate in the Plan. An eligible employee may enroll in the Plan the day following the date the employee commences employment. An eligible employee who does not enroll in the Plan will be automatically enrolled in the Plan following 30 days of employment, unless the employee opts out of the Plan before then.
Contributions
Participants may contribute up to 50% of their pre-tax annual compensation. An eligible employee who is automatically enrolled in the Plan will be deemed to have elected to have 3% of his or her compensation contributed on a pre-tax basis to the Plan. Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Participants direct the investment of their vested contributions into various investment options offered by the Plan. Participants can also designate some or all of the participants' elective deferral as Roth elective deferrals.
The Corporation matched 100% of a participant’s elective pre-tax contribution, up to 6% of the participant’s compensation in 2020 and 2019. The Plan also provides for a discretionary performance-based contribution determined annually by the Corporation. The discretionary performance-based contribution to the Plan can be up to 3% of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year. The discretionary performance-based contribution will only be made on behalf of eligible participants who are employed by the Corporation on the last day of the Plan year. Discretionary performance-based contributions amounted to 0.30% of eligible compensation for 2020 or $871,351. Discretionary performance-based contributions amounted to 0.489% of eligible compensation for 2019 or $1,293,695.
Matching contributions and discretionary performance-based contributions are made in the form of either shares of F.N.B Corporation common stock or cash used to acquire shares of F.N.B. Corporation common stock.
T. Rowe Price Trust Company (T. Rowe Price) is the appointed trustee for all Plan assets.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019
1. Description of Plan (continued)
Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.
Participant Accounts
Each participant’s account is credited with their voluntary contribution, the Corporation’s matching contributions, discretionary performance-based contributions, and an allocation of the Plan’s net earnings, as defined by the Plan. The voluntary contribution and employer match is paid biweekly at the end of each payroll period. The discretionary performance-based contributions, if any, are paid after the end of the plan year.
Vesting
Participants are immediately vested in their voluntary contribution, Corporation’s matching contribution, and cash dividends paid on F.N.B. Corporation common stock, plus actual earnings thereon. Participants are 100% vested in the Corporation’s discretionary performance-based and actual earnings thereon after three years of service.
Participants also become 100% vested in all discretionary contributions when attaining the age of 65 or in the event of death or permanent disability.
Forfeitures
Upon a participant’s separation from service, the non-vested portion of the participant’s account will be forfeited upon the earlier of the date the participant receives an account distribution or the date the participant incurs a five-year break in service. Forfeited amounts are used to reduce the Plan’s administrative expenses or to reduce future Corporation contributions. The ending forfeiture balance at December 31, 2020 and 2019 totaled $129,769 and $49,075, respectively. During the plan year, forfeitures of $229 and $100,570 were used to reduce Corporation contributions for 2020 and 2019, respectively. Forfeitures of $41,250 were used to reduce administrative expenses for both 2020 and 2019.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019
1. Description of Plan (continued)
Payment of Benefits
Upon separation of service, vested account balances of less than $1,000 will be paid in a single lump sum as soon as practicable after separation. Vested account balances greater than $1,000 will be distributed when requested by the participant.
The Plan permits withdrawals before separation of service under certain circumstances. Voluntary pre-tax contributions may be withdrawn provided the participant has an immediate and heavy financial need (as defined by the Internal Revenue Code). Also, after reaching age 59 and 1/2, participants may withdraw all or a portion of a vested account balance.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Participants who remain actively employed by the Corporation may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years, unless the participant uses the proceeds of the loan to acquire a principal residence, in which case the repayment period must be reasonable as determined by the Plan Administrator. Loans are secured by the balance in the participant’s account and bear an interest rate of prime plus 1%, set at the time of the loan request. The loan rates at December 31, 2020 range from 4.25% to 6.50%. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.
CARES Act
During the first quarter of 2020, the Coronavirus Aid Relief, and Economic Security Act (CARES Act) was signed into law. The CARES Act provides provisions to Plan participants who have qualifying coronavirus reasons, on a temporary basis. Some of the temporary provisions are:
•Permits eligible Plan participants to request a penalty-free distribution of up to $100,000;
•Suspends the 10% penalty for early distributions of up to $100,000 through December 31, 2020;
•Increased the available loan amount a participant can take, dependent upon their vested balance; and
•Participants can delay current loan repayments through the end of 2020.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
Investments held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.
Purchases and sales of securities are recorded on a trade-date basis.
Administrative Expenses
Administrative expenses are paid by the Plan, if not paid by the Corporation. Expenses paid by the Corporation generally consist of audit, custody and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $20,500 and $19,500 for plan years 2020 and 2019, respectively.
Contributions
Participant contributions are recorded in the month withheld from participants’ wages. Corporation matching contributions are paid and recorded in the same month as participant contributions. Other annual Corporation contributions are made after the end of the plan year.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019

2. Summary of Significant Accounting Policies (continued)
Distributions to Participants
Distributions to participants are recorded when paid by the trustee.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investments. These investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
As of December 31, 2020 and December 31, 2019 the Plan had one significant investment, consisting solely of an investment in the Corporation’s common stock further described in Note 5, in the amount of $67,151,647 and $68,096,041, respectively.
New Accounting Standard
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB concepts Statement, Conceptual Framework for Financial Reporting -- Chapter 8: Notes to Financial Statements, which the Board finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. The adoption of this update did not impact the financial statements.
Subsequent Events
In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019
3. Fair Value Measurements
The Fair Value Measurement topic of the Financial Accounting Standards Board Accounting Standards Codification (Topic 820) provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
-quoted prices for similar assets or liabilities in active markets;
-quoted prices for identical or similar assets or liabilities in inactive markets;
-inputs other than quoted prices that are observable for the assets or liability, and;
-inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019

3. Fair Value Measurements (continued)
Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2020 and 2019.
F.N.B. Corporation common stock: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.
Mutual funds: Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end, based upon published market quotations on national exchanges.
Common collective trust fund: The common collective trust fund is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019
3. Fair Value Measurements (continued)
 The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2020 and 2019, respectively:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$67,151,647	$—	$—	$67,151,647
Mutual fund investments	250,342,997	—	—	250,342,997
Total assets in the fair value hierarchy	317,494,644	—	—	317,494,644
Investments measured at NAV (a)	—	—	—	26,710,821
Investments at fair value	$317,494,644	$—	$—	$344,205,465

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$68,096,041	$—	$—	$68,096,041
Mutual fund investments	211,299,255	—	—	211,299,255
Total assets in the fair value hierarchy	279,395,296	—	—	279,395,296
Investments measured at NAV (a)	—	—	—	21,626,503
Investments at fair value	$279,395,296	$—	$—	$301,021,799
(a) Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019
3. Fair Value Measurements (continued)
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2020 and 2019, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
	December 31, 2020
Common collective trust fund	$26,710,821	N/A	Daily	12 months

	December 31, 2019
Common collective trust fund	$21,626,503	N/A	Daily	12 months

F.N.B. Corporation
Progress Savings 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020 and 2019
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated August 17, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.
5. Parties-in-Interest Transactions
Certain plan investments are interests in a common collective trust (Stable Value Common Trust Fund) issued by T. Rowe Price and certain mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to T. Rowe Price for administration services, included in administrative expenses in the accompanying statements of changes in net assets available for benefits, were $40,796 and $56,532 during 2020 and 2019, respectively. Additionally, an affiliate of the Corporation provides certain investment advisory services to the Plan. Fees related to these services, included in administrative expenses in the accompanying statements of changes in net assets available for benefits in 2020 and 2019, were $82,500. Additionally, certain administrative functions of the Plan are performed by officers or employees of the Corporation. No such officer or employee receives compensation from the Plan.
One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2020 and 2019, the Plan held an aggregate of 7,068,594 and 5,361,893 shares of F.N.B. Corporation common stock valued at $67,151,647 and $68,096,041, respectively. Dividends received on F.N.B. Corporation common stock were $3,042,262 and $2,503,426 for 2020 and 2019, respectively. During 2020, the Plan purchased 3,587,608 shares of F.N.B. Corporation Stock at an aggregate cost of $23.4 million and sold 1,825,403 shares of F.N.B. common stock for proceeds of $10.5 million. The Plan distributed 55,504 in-kind shares of F.N.B. Corporation stock in 2020. During 2019, the Plan purchased 1,877,878 shares of F.N.B. Corporation Stock at an aggregate cost of $18.0 million and sold 1,487,754 shares of F.N.B. common stock for proceeds of $14.4 million. The Plan distributed 56,762 in-kind shares of F.N.B. Corporation stock in 2019. Notes receivable from participants are also considered party-in-interest transactions.

F.N.B. Corporation
Progress Savings 401(k) Plan
EIN #25-1255406         Plan #002
Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	T. Rowe Price Stable Value Common Trust Fund	Common Collective Trust Fund	**	$26,710,821
	JPMorgan Mid Cap Value Select	Mutual Fund Investments	**	7,400,879
	JPM Small Cap Value Select	Mutual Fund Investments	**	6,360,422
	Lazard International Equity Inst	Mutual Fund Investments	**	13,092,936
	Value Fund	Mutual Fund Investments	**	11,147,516
	Dodge and Cox Income	Mutual Fund Investments	**	18,834,513
	Vanguard Mid Cap Index Inst	Mutual Fund Investments	**	8,835,172
	Vanguard Small Cap Value Ind Adm	Mutual Fund Investments	**	6,945,784
	Vanguard Institutional Index I	Mutual Fund Investments	**	24,631,584
	Massmutual Select Mid Cap Growth I	Mutual Fund Investments	**	9,538,432
	Harbor Capital Appreciation Instl	Mutual Fund Investments	**	24,166,982
	Carillon Eagle Small Cap Growth R5	Mutual Fund Investments	**	7,921,526
	Schwab Total Stock Market Index	Mutual Fund Investments	**	8,634,184
	Nuveen Real Estate Securities I	Mutual Fund Investments	**	3,176,924
*	T. Rowe Price U.S. Treasury Money Fund	Mutual Fund Investments	**	278,247
*	T. Rowe Price Retirement Investment Fund	Mutual Fund Investments	**	1,084,102
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund Investments	**	896,952
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund Investments	**	1,635,084
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund Investments	**	1,883,745
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund Investments	**	10,980,205
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund Investments	**	15,195,210
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund Investments	**	20,608,409
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund Investments	**	11,208,375
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund Investments	**	12,006,070
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund Investments	**	10,786,099
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund Investments	**	6,994,553
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund Investments	**	4,022,251
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund Investments	**	2,076,841
				250,342,997
*	F.N.B. Corporation Common Stock	Common Stock	**	67,151,647
*	Participant Loans	Interest rates ranging from 4.25% to 6.50% maturing through 2036	$0	7,528,682
				$351,734,147

* Indicates party-in-interest to the Plan.
** Cost omitted for participant-directed investments.

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Baker Tilly US, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date:	June 28, 2021	/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer